SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  February 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [  ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                       ---------------

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

         1. Press Release re RADA Electronic Industries Agrees to Purchase all of Vectop Limited's Assets dated February 8, 2005.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Agrees to Purchase all of Vectop Limited's Assets

Tuesday February 8, 9:12 am ET

Positive Impact Expected due to Broader Product Suite and Wider Customer Base

NETANYA, Israel, February 8 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News), announced today that following recent negotiations between RADA's management and Vectop Limited, an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems, RADA's board of directors has approved, as of February 7, 2005 the purchase of all the assets that are used by, or related to Vectop's business by RADA.

Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. These products are complimentary to RADA's product suite, and also add key customers including Ground and Air Forces to RADA's existing customer base.


The consideration to be paid by RADA to Vectop, according to the agreement is composed of two components: the sum of US$250 thousand in cash and a future consideration based on performance. In addition, RADA is assuming $800 thousand of Vectop's debt to be paid starting from 2006 over a two-year period, as well as other operational liabilities.


Commenting on the transaction, Mr. Adar Azancot CEO noted: "In line with our strategy, RADA is completing its first acquisition post its turnaround. Vectop presents a unique opportunity for RADA and we believe we can harvest significant synergies in terms of our complementary product lines and access to major new customers. Our expectation is that Vectop's products will contribute US$2.5 million in revenue during this year. "


Mr, Azancot added: "By taking advantage of our engineering staff and production facilities, we believe our existing operational infrastructure can easily absorb Vectop's products and customers. Thus, we have no need to absorb any of Vectop's operational expenses and expect Vectop's high gross profit to also have a direct positive impact on RADA's net profit, already during this year."


The transaction is still subject to the approval of Vectop's board of directors and shareholders, as well as to the formal closing of the transaction.


About RADA


RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.


Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Elan Segal (Chief Financial Officer),
    Tel: +972-9-892-1129
    elan_sigal@rada.com

    Investor Relations Contact:
    Ehud Helft / Kenny Green,
    Tel: +1-866-704-6710
    ehud@gk-biz.com / kenny@gk-biz.com
    ---------------   ----------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Rada Electronic Industries Ltd.
                                                      (Registrant)



                                                By: /s/Herzle Bodinger
                                                    ---------------------------
                                                    Herzle Bodinger, Chairman




Date: February 8, 2005